Jeremy D. Franklin Vice President, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.988.4101 jeremy.franklin@nuveen.com

August 19, 2022

Ashley Vroman-Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 139 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. Vroman-Lee:

On behalf of the TIAA-CREF Funds (the “Registrant” or the “Trust”), we are hereby responding to comments provided to us telephonically on August 5, 2022 regarding the Prospectus and Statement of Additional Information (“SAI”) for the TIAA-CREF International Bond Fund (the “Fund”) included in Post-Effective Amendment No. 139, which was filed on May 19, 2022 (the “initial filing”). These comments were in response to correspondence filed by the Registrant on July 25, 2022, which responded to comments we received on June 27, 2022 on the initial filing. Set forth below are our responses to your comments. Terms used but not defined herein have the definition included in the Prospectus.

1.                   Please disclose that each investment adviser to the Regulation S Subsidiary and the TEFRA Bond Subsidiary (collectively, the “Subsidiaries”) complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between each Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiaries, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and each Subsidiary’s investment advisory agreements may be combined.

In response to each comment, we note that the Subsidiaries are excluded from the meaning of investment company pursuant to Section 3(c)(7) of the 1940 Act. Therefore, the Subsidiaries are neither registered under the 1940 Act nor required to comply with the requirements of the 1940 Act applicable to registered investment companies. The Subsidiaries are intended to provide their parent Fund with exposure to either non-U.S. registered securities purchased in reliance on Regulation S under the Securities Act of 1933, with respect to the Regulation S Subsidiary, or TEFRA Bonds, with respect to the TEFRA Bond Subsidiary; the Subsidiaries do not invest in commodities consistent with certain private letter rulings of the Internal Revenue Service (“IRS”). Also, the Subsidiaries have each entered into a separate investment advisory agreement with Teachers

Ashley Vroman-Lee
August 19, 2022

Advisors, LLC (“Advisors”), but Advisors is not compensated by the Subsidiaries for its advisory services. Instead, Advisors receives an advisory fee from the Fund based on the average daily net assets of the Fund, which includes the assets of the Subsidiaries. The Fund bears the operating expenses of its Subsidiaries, subject to applicable expense reimbursement agreements with Advisors.

As previously noted, the Subsidiaries are not registered investment companies under the 1940 Act and therefore the Subsidiaries are not subject to the requirements of Section 15 thereof. In approving the parent Fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Fund may consider the activities of the Subsidiaries, the related nature and quality of the services provided with respect to the Subsidiaries and the lack of advisory fees payable by the Subsidiaries. However, the Fund’s Board of Trustees does not approve each Subsidiary’s investment advisory agreement pursuant to Section 15.

In connection with the next post-effective amendment to its registration statement, the Registrant will include as an exhibit a form of the investment advisory agreement that Advisors has entered into with each Subsidiary.

2.       Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiaries.

As previously noted, the Subsidiaries are not registered investment companies under the 1940 Act and therefore the Subsidiaries are not subject to the requirements of Section 17 thereof. As such, the Registrant does not believe additional disclosure in this regard is necessary. As a matter of practice, the Subsidiaries seek to comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The Fund and Subsidiaries utilize the same custodian, State Street Bank and Trust Company. Furthermore, the Fund is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., a Subsidiary) what it is prohibited from doing directly. As such, the Subsidiaries will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

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If you have any questions, please do not hesitate to call me at (704) 988-4101.

Very truly yours,

/s/ Jeremy D. Franklin

Jeremy D. Franklin

cc: John M. McCann

Managing Director, Associate General Counsel

Rachael Zufall

Managing Director, Associate General Counsel